[For AXP International Equity Index Fund, AXP Mid Cap Index Fund, AXP Nasdaq 100 Index Fund , AXP S&P 500 Index Fund and AXP Total Stock Market Index Fund]

                           Plan under Section 18f-3(d)
                                 September 1999

Filed pursuant to Item 23(o) of Form N-1A

Separate Arrangements

Each class of shares will represent interests in the same portfolio of investments of the Fund and be identical except for those differences that relate to (a) the impact of the payments made under a Rule 12b-1 plan; (b) the differences in expenses determined by the Board of Directors (the "Board") to be class expenses; and (d) the difference in voting rights on the 12b-1 plan, exchange privileges and class designations. The current classes of shares are as follows:

         Class D shares

         Class E shares

Expense Allocation Procedures

The Fund's administrator, on a daily basis, shall allocate the income, expenses, and realized and unrealized gains and losses of the Fund on the basis of the relative percentage of net assets of each class of shares, except class specific expenses for 12b-1 fees, and any other class specific fees, which shall be paid directly by each class as follows:

                  12b-1 fee:

                  Class D:            25 basis points

Should at any time an expense of a class be waived or reimbursed, the Fund's administrator first shall determine that such waiver or reimbursement would not result in another class subsidizing the class, is fair and equitable to all classes and does not operate to the detriment of another class and then shall monitor the implementation and operation to assure the waiver or reimbursement operates consistent with the determination. The Board shall monitor the actions of the Fund's administrator.


Exchange Privileges

Shares of a class may be exchanged for shares of the same class of another fund in the American Express Funds.